

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2021

Gerrit Dispersyn, Dr. Med. Sc.
Chief Executive Officer
Phio Pharmaceuticals Corp.
257 Simarano Drive, Suite 101
Marlborough, MA 01752

      Re: Phio Pharmaceuticals Corp.
           Registration Statement on Form S-3
           Filed January 29, 2021
           File No. 333-252588

Dear Dr. Dispersyn:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ada D. Sarmento at 202-551-3798 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Ryan A. Murr, Esq.